UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zoom Video Communications, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

98980L101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980L101	SCHEDULE 13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Li Ka Shing
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 14,558,398 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 14,558,398 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,558,398 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (2)(3)(4)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 14,208,398 shares of Class B common stock of the Issuer owned directly by Bucantini Enterprises Limited (“Bucantini”), and (ii) 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal International Limited (“Bonus Goal”).

(2)

Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common Stock. In addition, each share of Class B common stock will be automatically converted into one (1) share of Class A common stock upon any transfer, whether or not for value, except for certain transfers to entities to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the transferred shares, and certain other permitted transfers described in the Issuer’s amended and restated certificate of incorporation in effect as of the date hereof. All shares of Class B Common Stock will be automatically converted into shares of Class A common stock upon the earliest to occur of the following: (i) the date that is six (6) months following the death or incapacity of Mr. Eric S. Yuan (“Mr. Yuan”), the President and Chief Executive Officer of the Issuer and the Chairman of the Issuer’s board of directors, (ii) the date that is six (6) months following the date that Mr. Yuan ceases providing services to the Issuer or his employment is terminated by the Issuer for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the fifteen (15)-year anniversary of the closing of the Issuer’s initial public offering.

(3)

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 14,208,398 Class B common stock of the Issuer owned directly by Bucantini, as described in paragraph (1) above (with such shares treated as converted into 14,208,398 shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

(4)

Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of Class B common stock beneficially owned by the reporting person is treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

CUSIP No. 98980L101	SCHEDULE 13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mayspin Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 14,558,398 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 14,558,398 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,558,398 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (2)(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 14,208,398 shares of Class B common stock of the Issuer owned directly by Bucantini, and (ii) 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal.
(2)

Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common Stock. In addition, each share of Class B common stock will be automatically converted into one (1) share of Class A common stock upon any transfer, whether or not for value, except for certain transfers to entities to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the transferred shares, and certain other permitted transfers described in the Issuer’s amended and restated certificate of incorporation in effect as of the date hereof. All shares of Class B Common Stock will be automatically converted into shares of Class A common stock upon the earliest to occur of the following: (i) the date that is six (6) months following the death or incapacity of Mr. Yuan, the President and Chief Executive Officer of the Issuer and the Chairman of the Issuer’s board of directors, (ii) the date that is six (6) months following the date that Mr. Yuan ceases providing services to the Issuer or his employment is terminated by the Issuer for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the fifteen (15)-year anniversary of the closing of the Issuer’s initial public offering.

(3)

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 14,208,398 Class B common stock of the Issuer owned directly by Bucantini, as described in paragraph (1) above (with such shares treated as converted into 14,208,398 shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

(4)

Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of Class B common stock beneficially owned by the reporting person is treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

CUSIP No. 98980L101	SCHEDULE 13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Prime Doyen Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 14,208,398 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 14,208,398 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,208,398 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 14,208,398 shares of Class B common stock of the Issuer owned directly by Bucantini.
(2)	Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common Stock. In addition, each share of Class B common stock will be automatically converted into one (1) share of Class A common stock upon any transfer, whether or not for value, except for certain transfers to entities to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the transferred shares, and certain other permitted transfers described in the Issuer’s amended and restated certificate of incorporation in effect as of the date hereof. All shares of Class B Common Stock will be automatically converted into shares of Class A common stock upon the earliest to occur of the following: (i) the date that is six (6) months following the death or incapacity of Mr. Yuan, the President and Chief Executive Officer of the Issuer and the Chairman of the Issuer’s board of directors, (ii) the date that is six (6) months following the date that Mr. Yuan ceases providing services to the Issuer or his employment is terminated by the Issuer for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the fifteen (15)-year anniversary of the closing of the Issuer’s initial public offering.
(3)	The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 14,208,398 Class B common stock of the Issuer owned directly by Bucantini, as described in paragraph (1) above (with such shares treated as converted into 14,208,398 shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).
(4)	Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of Class B common stock beneficially owned by the reporting person is treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

CUSIP No. 98980L101	SCHEDULE 13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Bucantini Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 14,208,398 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 14,208,398 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,208,398 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 14,208,398 shares of Class B common stock of the Issuer owned directly by Bucantini.
(2)

Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common Stock. In addition, each share of Class B common stock will be automatically converted into one (1) share of Class A common stock upon any transfer, whether or not for value, except for certain transfers to entities to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the transferred shares, and certain other permitted transfers described in the Issuer’s amended and restated certificate of incorporation in effect as of the date hereof. All shares of Class B Common Stock will be automatically converted into shares of Class A common stock upon the earliest to occur of the following: (i) the date that is six (6) months following the death or incapacity of Mr. Yuan, the President and Chief Executive Officer of the Issuer and the Chairman of the Issuer’s board of directors, (ii) the date that is six (6) months following the date that Mr. Yuan ceases providing services to the Issuer or his employment is terminated by the Issuer for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the fifteen (15)-year anniversary of the closing of the Issuer’s initial public offering.

(3)

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 14,208,398 Class B common stock of the Issuer owned directly by Bucantini, as described in paragraph (1) above (with such shares treated as converted into 14,208,398 shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

(4)

Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of Class B common stock beneficially owned by the reporting person is treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

CUSIP No. 98980L101	SCHEDULE 13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Prime Tech Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 350,000 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 350,000 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (2)(3)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal.
(2)

The percent of class was calculated based on 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

CUSIP No. 98980L101	SCHEDULE 13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Bonus Goal International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 350,000 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 350,000 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (2)(3)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal.
(2)

The percent of class was calculated based on 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

CUSIP No. 98980L101	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard, 6th Floor San Jose, California 95113

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Li Ka Shing, a Hong Kong citizen;

(ii)  Mayspin Management Limited, a British Virgin Islands company;

(iii)  Prime Doyen Limited, a British Virgin Islands company;

(iv) Bucantini Enterprises Limited, a British Virgin Islands company;

(v)   Prime Tech Global Limited, a British Virgin Islands company; and

(vi) Bonus Goal International Limited, a British Virgin Islands company.

The address of the principal business office of each of the reporting persons are Cheung Kong Center, 7th Floor, 2 Queen’s Road Central, Hong Kong.

	(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share

	(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 98980L101	SCHEDULE 13G	Page 9 of 12 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Bucantini directly owns 14,208,398 shares of Class B common stock, which, when such shares are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act, represents approximately 11.3% of the outstanding shares of Class A common stock of the Issuer. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

		(ii)	Prime Doyen Limited (“Prime Doyen”) is the sole shareholder of Bucantini, and as such, Prime Doyen may also be deemed to beneficially own 14,208,398 shares of Class B common stock, which, when such shares are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act, represents approximately 11.3% of the outstanding shares of Class A common stock of the Issuer. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

		(iii)	Bonus Goal directly owns 350,000 shares of Class A common stock, which represents approximately 0.3% of the outstanding shares of Class A common stock of the Issuer.

		(iv)	Prime Tech Global Limited (“Prime Tech”) is the sole shareholder of Bonus Goal, and as such, Prime Tech may also be deemed to beneficially own 350,000 shares of Class A common stock, which represents approximately 0.3% of the outstanding shares of Class A common stock of the Issuer.

(v)

Mayspin Management Limited (“Mayspin”) is the sole shareholder of Prime Doyen, which is the sole shareholder of Bucantini, and as such, Mayspin may also be deemed to beneficially own 14,208,398 shares of Class B common stock, which, when such shares are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act, represents approximately 11.3% of the outstanding shares of Class A common stock of the Issuer. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

Mayspin is also the sole shareholder of Prime Tech, which is the sole shareholder of Bonus Goal, and as such, Mayspin may also be deemed to beneficially own 350,000 shares of the Class A common stock, which represents approximately 0.3% of the outstanding shares of Class A common stock of the Issuer.

Collectively, Mayspin may be deemed to beneficially own 11.6% of the outstanding shares of Class A common stock of the Issuer (with the shares of Class B common stock beneficially owned by it treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

		(vi)	Li Ka Shing (“Mr. Li”) is the sole shareholder of Mayspin, which is the sole shareholder of Prime Doyen, which is the sole shareholder of Bucantini, and as such, Mr. Li may also be deemed to beneficially own 14,208,398 shares of Class B common stock, which, when such shares are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act, represents approximately 11.3% of the outstanding shares of Class A common stock. In accordance with Rule 13d-3, the percentage

CUSIP No. 98980L101	SCHEDULE 13G	Page 10 of 12 Pages

reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 14,208,398 shares of Class B common stock owned directly by Bucantini represents 8.1% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

Since Mayspin is also the sole shareholder of Prime Tech, which is the sole shareholder of Bonus Goal, Mr. Li, as the sole shareholder of Mayspin, may also be deemed to beneficially own 350,000 shares of the Class A common stock, which represents approximately 0.3% of the outstanding shares of Class A common stock of the Issuer.

Collectively, Mr. Li may be deemed to beneficially own 11.6% of the outstanding shares of Class A common stock of the Issuer (with the shares of Class B common stock beneficially owned by him treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

The percent of the class and voting power were calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Li Ka Shing	-0-	14,558,398	-0-	14,558,398
Mayspin Management Limited	-0-	14,558,398	-0-	14,558,398
Prime Doyen Limited	-0-	14,208,398	-0-	14,208,398
Bucantini Enterprises Limited	-0-	14,208,398	-0-	14,208,398
Prime Tech Global Limited	-0-	350,000	-0-	350,000
Bonus Goal International Limited	-0-	350,000	-0-	350,000

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 14,208,398 shares of Class B common stock of the Issuer owned directly by Bucantini, as described above (assuming all such shares of Class B common stock were converted into 14,208,398 shares of Class A common stock of the Issuer as described in paragraph (2) above on December 31, 2019).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

CUSIP No. 98980L101	SCHEDULE 13G	Page 11 of 12 Pages

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification . Not applicable.

CUSIP No. 98980L101	SCHEDULE 13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

LI KA SHING

By:	/s/ Li Ka Shing
Name: Li Ka Shing

MAYSPIN MANAGEMENT LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

PRIME DOYEN LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

BUCANTINI ENTERPRISES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

PRIME TECH GLOBAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

BONUS GOAL INTERNATIONAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director